SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 251,203

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 251,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 251,203

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.75% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 364,569

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 364,569

11	Aggregate Amount Beneficially Owned by Each Reporting Person 364,569

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.09% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,597,425

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 1,597,425

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,425

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.77% (1)

14	Type of Reporting Person (See Instructions) CO

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,597,425

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 1,597,425

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,425

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 4.77% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SAN JUAN OIL & GAS NO. 2, LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,019,333

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,019,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,019,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.03% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANEXCO, LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 2,019,333

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 2,019,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,019,333

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.03% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons SANCHEZ MANAGEMENT CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,038,666

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,038,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,038,666

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.06% (1)

14	Type of Reporting Person (See Instructions) CO

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,636,091

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,636,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,636,091

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.82% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 33,498,650 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of June 19, 2012.

This Amendment No. 2 to Schedule 13D amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of common stock, par value $0.01 per share, of Sanchez Energy Corporation, a Delaware corporation.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  This Amendment is being filed to disclose (i) the rescission of the restricted stock awards previously granted to Antonio R. Sanchez, III and A. R. Sanchez, Jr. and (ii) the disposition by Sanchez Energy Partners I, LP, a Delaware limited partnership, of shares of the Common Stock to its partners.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (f)                                            This Schedule 13D is filed jointly by each of the following persons:

(i)                                     Sanchez Energy Partners I, LP, a Delaware limited partnership (“SEP I”);

(ii)                                  SEP Management I, LLC, a Delaware limited liability company (“SEP Management”);

(iii)                               Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”);

(iv)                              Antonio R. Sanchez, III, a citizen of the United States of America;

(v)                                 San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”);

(vi)                              Sanexco, Ltd., a Texas limited partnership (“Sanexco”);

(vii)                           Sanchez Management Corporation, a Texas corporation (“SMC”); and

(viii)                        A. R. Sanchez, Jr., a citizen of the United States of America.

SEP I, SEP Management, SOG and Antonio R. Sanchez, III are collectively referred to as the “Previous Reporting Persons,”and such Previous Reporting Persons are collectively referred to, together with San Juan, Sanexco, SMC and A. R. Sanchez, Jr., as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group as among themselves or the other persons and entities referred to in this Schedule 13D, other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)                                 The address of the principal business office of each of San Juan, Sanexco and SMC is 1920 Sandman Street, Laredo, Texas 78041.  The address of the principal business office of each of SEP I, SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

(c)	(i)	SEP I’s principal business is the exploration and development of oil and natural gas.
	(ii)	SEP Management’s principal business is to be the general partner of SEP I.
	(iii)	SOG’s principal business is the exploration and development of oil and natural gas on its behalf and on behalf of its affiliates.
	(iv)	Antonio R. Sanchez, III is the Issuer’s President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(v)	San Juan’s principal business is oil and gas investments, holding interests in SEP I and SOG Partners I, LLC, a Texas limited liability company (“SOG Partners I”).
(vi)	Sanexco’s principal business is oil and gas investments, holding interests in SEP I and SOG Partners I.
(vii)	SMC’s principal business is to be the general partner of San Juan, Sanexco and Santig, Ltd., a Texas limited partnership.
(viii)	A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of SOG.

(d) and (e)                                         None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”), if any, listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The third and fourth paragraphs of Item 3 of Schedule 13D are hereby amended and restated in their entirety as follows:

On January 9, 2012, Antonio R. Sanchez, III and A. R. Sanchez, Jr. entered into restricted stock award agreements with the Issuer pursuant to which the Issuer granted to such Reporting Persons restricted stock awards of 250,000 and 350,000 shares of Common Stock (collectively, the “Restricted Stock Awards”), respectively, under the Issuer’s 2011 Long Term Incentive Plan.  At the recommendation of the Issuer’s President and Chief Executive Officer, Antonio R. Sanchez, III, and with the consent of A. R. Sanchez, Jr., the Issuer’s board of directors (the “Board”) approved the rescission of the award to A. R. Sanchez, Jr. in its entirety (the “A. R. Sanchez, Jr. Award Rescission”).  Further, Antonio R. Sanchez, III recommended, and the Board accepted, the rescission of the award to him in its entirety (the “Antonio R. Sanchez, III Award Rescission” and, together with the A. R. Sanchez, Jr. Award Rescission, the “Award Rescissions”).

On June 19, 2012, SEP I distributed substantially all of the 22,090,909 shares of Common Stock that it owned to its partners (the “Distribution”).  SEP Management is SEP I’s general partner, and SEP I’s limited partners include SOG, San Juan and Sanexco, among others.  The Distribution was a return on SEP I’s partners’ capital contributions to SEP I, thus no consideration was paid to SEP I for the shares of Common Stock distributed.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein solely for investment purposes. The Reporting Persons may make additional purchases of shares of Common Stock either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the shares of Common Stock, general economic conditions, stock market conditions and other future developments.

Items 4(d), (g) and (j) of Schedule 13D are hereby amended and restated in their entirety as follows:

(d)                                 Following the completion of the Distribution, SOG, SEP Management, SEP I and their affiliates owned, in the aggregate, less than 50% of the Issuer’s outstanding shares of Common Stock (such event, the “Trigger Date”).  The Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that, on and after the Trigger Date, the Issuer’s directors are no longer elected annually.  Instead, the Board has been classified into three classes of directors, with the term of office of the first class to expire at the first annual meeting of stockholders following the Trigger Date, the term of office of the second class to expire at the second annual meeting of stockholders following the Trigger Date and the term of office of the third class to expire at the third annual meeting of stockholders following the Trigger Date.

(g)                                 On the Trigger Date, in addition to the classification of the Board as described in Item 4(d), the following changes were automatically effected to the Certificate of Incorporation, which changes may impede the acquisition of control of the Issuer:

(i)             The Issuer’s directors are only able to be removed for cause and with the affirmative vote of stockholders holding at least 75% of the Issuer’s outstanding shares then entitled to vote generally in the election of directors, voting together as a single class;

(ii)          Unless approved by the Board in advance of taking any action or as otherwise expressly provided by the terms of any outstanding shares of preferred stock of the Issuer, any action by the Issuer’s stockholders can be taken only upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the Issuer’s bylaws and Delaware law and not by written consent;

(iii)       Unless otherwise required by law or the terms of any outstanding shares of preferred stock of the Issuer, only the Issuer’s Chairman of the Board, Chief Executive Officer or President or the Board, pursuant to a resolution adopted by the Board, are able to call a special meeting of stockholders; and

(iv)      The affirmative vote of at least 75% of the Issuer’s outstanding shares then entitled to vote generally in the election of directors, voting together as a single class, is required to amend the Certificate of Incorporation in a manner inconsistent with certain specified provisions, which include, but are not limited to, the provisions described above (including the classification of the Board described in Item 4(d)).

(j)                                     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)                                         San Juan, a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 2,019,333 shares of Common Stock, or 6.03% of a total of 33,498,650 shares of Common Stock issued and outstanding, which number of issued and outstanding shares of Common Stock was reported by the Issuer’s transfer agent as of June 19, 2012.  Sanexco, a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 2,019,333 shares of Common Stock, or 6.03% of a total of 33,498,650 shares of Common Stock issued and outstanding.  SMC does not directly own any shares of Common Stock. San Juan and Sanexco are each controlled by their general partner, SMC. SMC is managed by A. R. Sanchez, Jr.  Thus, each of SMC and A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the shares of Common Stock held by San Juan and Sanexco, or an aggregate 12.06% of a total of 33,498,650 shares of Common Stock issued and outstanding.  Each of SMC and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by San Juan and Sanexco except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by San Juan and Sanexco for purposes of Section 16 or for any other purpose.

Following the completion of the Distribution, SEP I is the sole record owner of 251,203 shares of Common Stock, or 0.75% of a total of 33,498,650 shares of Common Stock issued and outstanding.  SEP Management, SEP I’s general partner and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 113,366 shares of Common Stock, or 0.34% of a total of 33,498,650 shares of Common Stock issued and outstanding.  SOG, a limited partner of SEP I and a recipient of shares of Common Stock in the Distribution, is, as a result of the Distribution, the sole record owner of 1,232,856 shares of Common Stock, or 3.68% of a total of 33,498,650 shares of Common Stock issued and outstanding.  SEP Management is a wholly owned subsidiary of SOG. SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP I.  Each of SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP Management, or, inclusive of the shares of Common Stock held directly by SEP I, an aggregate of 1.09% of a total of 33,498,650 shares of Common Stock issued and outstanding.  Each of A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG, or, inclusive of the shares of Common Stock held directly by SEP Management, an aggregate of 4.77% of a total of 33,498,650 shares of Common Stock issued and outstanding.  Each of SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by SEP I except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common

Stock held by SEP I for purposes of Section 16 or for any other purpose.  Each of SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by SEP Management except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by SEP Management for purposes of Section 16 or for any other purpose.  Each of Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by SOG except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares of Common Stock held by SOG for purposes of Section 16 or for any other purpose.

As a result of the A. R. Sanchez, Jr. Award Rescission, A. R. Sanchez, Jr. no longer holds the 350,000 shares of Common Stock of which he was previously the sole record owner.  As a result of the Antonio R. Sanchez, III Award Rescission, Antonio R. Sanchez, III no longer holds the 250,000 shares of Common Stock of which he was previously the sole record owner.

(c)                                  Except as otherwise described herein with respect to the Award Rescissions, the Distribution and the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

(d)                                 The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)                                  Following the completion of the Distribution, each Previous Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following language as the second paragraph thereof and to remove the last two paragraphs thereof, which paragraphs related to the Restricted Stock Awards:

In connection with the Distribution, SEP I intends to transfer its rights under the Registration Rights Agreement to distributees, solely to the extent that distributees would have otherwise received “Registrable Securities” in the Distribution, including SEP Management, SOG, San Juan and Sanexco.  As an original party to the agreement, SEP I would remain entitled to the benefits of such agreement to the extent it continued to hold Registrable Securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated June 26, 2012

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 26, 2012

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

SAN JUAN OIL & GAS NO. 2, LTD.

By its general partner, Sanchez Management Corporation

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

SANEXCO, LTD.

By its general partner, Sanchez Management Corporation

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

SANCHEZ MANAGEMENT CORPORATION

By:	/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.
President

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.

Schedule A

Sanchez Energy Partners I, LP

The general partner of Sanchez Energy Partners I, LP is SEP Management I, LLC. There are no executive officers and directors appointed at Sanchez Energy Partners I, LP.  Sanchez Energy Partners I, LP has an advisory board consisting of the following members:

Name	Principal Occupation or Employment
• John Eddie Williams, Jr.	Attorney, Partner at Williams Kherkher Hart Boundas, LLP
• Luis Farias	Executive at Gulf Port Portland Cement Co.
• Owen Littman	Attorney, General Counsel of the Cowen Group, Inc.
• Mikal C. Watts	Attorney, Partner at Watts Guerra Craft, LLP
• Fernando Canales Clariond	President, Finestra USA Corp.
• Othon Ruiz	CEO, Grupo Valores Monterrey
• Federico Chavez	Director, Promecap, S.A.

Messrs. Williams, Littman and Watts are each a citizen of the United States of America.  Messrs. Farias, Clariond, Ruiz and Chavez are each a citizen of Mexico.  The business address of such individuals is c/o Sanchez Energy Partners I, LP, 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

SEP Management I, LLC

The managing member of SEP Management I, LLC is Sanchez Oil & Gas Corporation.  There are no directors appointed at SEP Management I, LLC.  The executive officers of SEP Management I, LLC include the following individuals:

•                  Antonio R. Sanchez, III, President

•                  Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.

Sanchez Oil & Gas Corporation

The directors of Sanchez Oil & Gas Corporation include A. R. Sanchez, Jr., who is also chairman of the board of directors, and Antonio R. Sanchez, III.  The executive officers of Sanchez Oil & Gas Corporation include the following individuals:

•                  Antonio R. Sanchez, III, President

•                  Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.

San Juan Oil & Gas No. 2, Ltd.

The general partner of San Juan Oil & Gas No. 2, Ltd. is Sanchez Management Corporation. There are no executive officers and directors appointed at San Juan Oil & Gas No. 2, Ltd.  The limited partners of San Juan Oil & Gas No. 2, Ltd. are A. R. Sanchez, Jr. and the following trusts, of which A. R. Sanchez, Jr. is a co-trustee, along with the respective co-trustees and beneficiaries listed next to the name of the trust below.

Limited Partner Trust	Co-Trustee/Beneficiary	Principal Occupation or Employment
• 1988 Trust No. 11	Antonio R. Sanchez, III	President of Sanchez Oil & Gas Corporation
• 1988 Trust No. 12	Ana Lee Sanchez Jacobs	Vice President of A. R. and Maria J. Sanchez Family Foundation

• 1988 Trust No. 13	Eduardo Sanchez	Executive Vice President of Sanchez Oil & Gas Corporation
• 1988 Trust No. 14	Patricio Sanchez	Executive Vice President of Sanchez Oil & Gas Corporation

Each of the co-trustees, including A. R. Sanchez, Jr., and beneficiaries is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals, as well as the trusts for which they serve as co-trustees, expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.

Sanexco, Ltd.

The general partner of Sanexco, Ltd. is Sanchez Management Corporation. There are no executive officers and directors appointed at Sanexco, Ltd.  The limited partners of Sanexco, Ltd. are A. R. Sanchez, Jr. and the following trusts, of which A. R. Sanchez, Jr. is a co-trustee, along with the respective co-trustees and beneficiaries listed next to the name of the trust below.

Limited Partner Trust	Co-Trustee/Beneficiary	Principal Occupation or Employment
• 1988 Trust No. 11	Antonio R. Sanchez, III	President of Sanchez Oil & Gas Corporation
• 1988 Trust No. 12	Ana Lee Sanchez Jacobs	Vice President of A. R. and Maria J. Sanchez Family Foundation
• 1988 Trust No. 13	Eduardo Sanchez	Executive Vice President of Sanchez Oil & Gas Corporation
• 1988 Trust No. 14	Patricio Sanchez	Executive Vice President of Sanchez Oil & Gas Corporation

Each of the co-trustees, including A. R. Sanchez, Jr., and beneficiaries is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals, as well as the trusts for which they serve as co-trustees, expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.

Sanchez Management Corporation

The sole director of Sanchez Management Corporation is A. R. Sanchez, Jr.  The sole executive officer of Sanchez Management Corporation is A. R. Sanchez, Jr., who serves as its President.  A. R. Sanchez, Jr. is a citizen of the United States of America.  The business address of A. R. Sanchez, Jr. is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  A. R. Sanchez, Jr. expressly disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.